SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

ENGAGESMART, INC.

(Name of the Issuer)

EngageSmart, Inc.

Icefall Merger Sub, Inc.

Icefall Parent, LLC

Vista Equity Partners Fund VIII, L.P.

Vista Equity Partners Fund VIII-A, L.P.

Vista Equity Partners Fund VIII-B, SCSp

Vista Equity Partners Fund VIII GP, L.P.

VEPF VIII GP, LLC

Robert F. Smith

General Atlantic, L.P.

General Atlantic Partners 100, L.P.

General Atlantic Partners (Bermuda) EU, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar (Bermuda), L.P.

General Atlantic GenPar, L.P.

GAP (Bermuda) L.P.

General Atlantic (IC), L.P.

General Atlantic (IC) SPV, L.P.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29283F103

(CUSIP Number of Class of Securities)

EngageSmart, Inc. 30 Braintree Hill Office Park Suite 101 Braintree, MA 02184 Tel: (781) 848-3733

Icefall Merger Sub, Inc.

Icefall Parent, LLC

Vista Equity Partners Fund VIII, L.P.

Vista Equity Partners Fund VIII-A, L.P.

Vista Equity Partners Fund VIII-B, SCSp

Vista Equity Partners Fund VIII GP, L.P.

VEPF VIII GP, LLC

Robert F. Smith

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center,

20th Floor

San Francisco, CA 94111

Tel: (415) 765-6500

General Atlantic. L.P.

General Atlantic Partners 100, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar, L.P.

General Atlantic (IC), L.P.

General Atlantic (IC) SPV, L.P.

c/o General Atlantic Service Company, L.P.,

55 East 52nd Street, 33rd Floor,

New York, NY 10055

Tel: (212) 715-4000

GAP (Bermuda) L.P. General Atlantic GenPar (Bermuda), L.P. General Atlantic Partners (Bermuda) EU, L.P. Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11 Tel: (441) 295-1422

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Graham Robinson Laura Knoll Chadé Severin Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 Tel: (617) 573-4800	Daniel Wolf David Klein Lee Blum Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) EngageSmart, Inc., a Delaware corporation (“EngageSmart” or the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Company common stock”) that is the subject of the Rule 13e-3 transaction; (2) Icefall Parent, LLC, a Delaware limited liability company (“Parent”); (3) Icefall Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”); (4) Vista Equity Partners Fund VIII, L.P., a Delaware limited partnership; (5) Vista Equity Partners Fund VIII-A, L.P. a Delaware limited partnership; (6) Vista Equity Partners Fund VIII-B, SCSp, a Luxembourg special limited partnership; (7) Vista Equity Partners Fund VIII GP, L.P., a Delaware limited partnership; (8) VEPF VIII GP, LLC, a Delaware limited liability company; (9) Robert F. Smith; (10) General Atlantic, L.P., a Delaware limited partnership (“GA LP”); (11) General Atlantic (IC), L.P., a Delaware limited partnership (“GA IC”); (12) General Atlantic (IC) SPV, L.P., a Delaware limited partnership (“GA IC SPV”, and together with GA IC, the “GA IC Funds”); (13) General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”); (14) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); (15) GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”); (16) GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”); (17) GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); (18) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); (19) General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”); (20) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); (21) General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”) and (22) GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP Bermuda LP”, and together with GA LP, GA IC, GA IC SPV, GAP 100, GAP Bermuda EU, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA SPV, GenPar Bermuda and GA GenPar, “General Atlantic”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated October 23, 2023 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among EngageSmart, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into EngageSmart (the “Merger”), with EngageSmart surviving the Merger and becoming a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), (1) each share of Company common stock issued and outstanding at the Effective Time (other than shares held by (a) the Company, the Buyer Parties and any of their respective subsidiaries (including the shares of Company common stock rolled over by General Atlantic pursuant to its Support Agreement (as defined below)) (the “Owned Company Shares”) and (b) stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly demanded appraisal of such shares of Company common stock pursuant to, and in accordance with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $23.00, without interest thereon and subject to any applicable withholding taxes and (2) each Owned Company Share will be cancelled and extinguished without any conversion thereof or consideration paid therefor. Upon completion of the Merger, Company common stock will no longer be publicly traded, and the Company’s stockholders (other than General Atlantic indirectly) will cease to have any ownership interest in the Company.

In connection with entering into the Merger Agreement, on October 23, 2023, (1) Parent and EngageSmart entered into support agreements with (a) the GA IC Funds and (b) Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P. (the “Summit Funds”) (together, the “Support Agreements”). Pursuant to the Support Agreements, the GA IC Funds and the Summit Funds, among other things, agreed to vote all of their shares of Company common stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement, subject to the terms and conditions contained in the Support Agreements. In addition, the GA IC

Funds agreed to contribute to a direct or indirect parent company of Parent a portion of their holdings of Company common stock in exchange for equity interests in such a direct or indirect parent company of Parent. As a result of the Merger, the shares of Company common stock contributed to such direct or indirect parent company of Parent by the GA IC Funds will be cancelled and extinguished without any conversion thereof or consideration paid therefor along with the other Owned Company Shares.

The board of directors of the Company (the “Board”) formed a special committee of the Board comprised solely of independent and disinterested directors (the “Special Committee”) to evaluate and negotiate a possible sale transaction involving the Company and other strategic alternatives and provide a recommendation to the Board as to whether or not to approve any such transaction. The Special Committee, as more fully described in the preliminary Proxy Statement, evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on October 23, 2023, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of EngageSmart and the Unaffiliated Stockholders (as defined below), (2) recommended that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, and (3) resolved to recommend that the Unaffiliated Stockholders adopt the Merger Agreement. “Unaffiliated Stockholders” means the holders of Company common stock, excluding those shares of Company common stock held, directly or indirectly, by or on behalf of (1) Vista Equity Partners Management, LLC, a Delaware limited liability company, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (2) GA LP, its investment fund affiliates, its portfolio companies majority owned by such investment fund affiliates and those members of the Board who are employees of GA LP or one of its investment fund affiliates, and (3) any person that EngageSmart has determined to be an “officer” of EngageSmart within the meaning of Rule 16a-1(f) of the Exchange Act.

The Board, acting upon the recommendation of the Special Committee, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of EngageSmart and its stockholders, (2) approved the execution and delivery of the Merger Agreement by EngageSmart, the performance by EngageSmart of its covenants and other obligations in the Merger, and the consummation of the Merger Agreement upon the terms and conditions set forth therein, and (3) resolved to recommend that EngageSmart’s stockholders adopt the Merger Agreement.

The Merger cannot be completed without the affirmative vote of (1) the holders of a majority of the outstanding shares of Company common stock; and (2) the holders of a majority of the outstanding shares of Company common stock held by the Unaffiliated Stockholders, in each case, to adopt the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger—EngageSmart”

“Important Information Regarding EngageSmart”

“Questions and Answers”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“Important Information Regarding EngageSmart—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding EngageSmart—Market Price of the EngageSmart Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding EngageSmart—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding EngageSmart—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding EngageSmart—Prior Public Offerings”

“Important Information Regarding EngageSmart—Transactions in EngageSmart Common Stock”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding EngageSmart”

“Important Information Regarding the Purchaser Filing Parties”

Item 4. Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable

(a)-(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for EngageSmart After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on EngageSmart if the Merger is Not Completed”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Special Factors—Certain U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“The Special Meeting—Votes Required”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Financing of the Merger—Rollover Equity”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Benefits”

“The Merger Agreement—Indemnification and Insurance”

“The Support Agreements”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (General Atlantic)

Annex D—Support Agreement (Summit)

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement”

“The Support Agreements”

“Important Information Regarding EngageSmart—Prior Public Offerings”

“Important Information Regarding EngageSmart—Transactions in EngageSmart Common Stock”

“Important Information Regarding EngageSmart—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (General Atlantic)

Annex D—Support Agreement (Summit)

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Support Agreements”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (General Atlantic)

Annex D—Support Agreement (Summit)

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of EngageSmart’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Special Meeting—Votes Required”

“The Support Agreements”

“Important Information Regarding EngageSmart—The Stockholders Agreement”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (General Atlantic)

Annex D—Support Agreement (Summit)

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for EngageSmart After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on EngageSmart if the Merger is Not Completed”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of EngageSmart Common Stock”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for EngageSmart After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on EngageSmart if the Merger Is Not Completed”

“Special Factors—Intent of EngageSmart’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Support Agreements”

“Important Information Regarding EngageSmart”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Evercore Group L.L.C.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for EngageSmart After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Evercore Group L.L.C.

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for EngageSmart After the Merger”

“Special Factors—Certain Effects on EngageSmart if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for EngageSmart After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on EngageSmart if the Merger is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Annex B—Opinion of Evercore Group L.L.C.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for EngageSmart After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on EngageSmart if the Merger is Not Completed”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Special Factors—Certain U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of EngageSmart Common Stock”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Employee Benefits”

“Appraisal Rights”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Evercore Group L.L.C.

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Evercore Group L.L.C.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1: The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

Annex B—Opinion of Evercore Group L.L.C.

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of EngageSmart’s Directors and Executive Officers in the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Where You Can Find Additional Information”

Annex B—Opinion of Evercore Group L.L.C.

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company common stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects on EngageSmart if the Merger is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Company Termination Fee”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Important Information Regarding EngageSmart—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Purchaser Filing Parties”

“The Support Agreements”

Annex C—Support Agreement (General Atlantic)

Annex D—Support Agreement (Summit)

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding EngageSmart—Transactions in EngageSmart Common Stock”

“Important Information Regarding EngageSmart—Prior Public Offerings”

“The Merger Agreement”

“The Support Agreements”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (General Atlantic)

Annex D—Support Agreement (Summit)

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Intent of EngageSmart’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Special Meeting—Votes Required”

“The Support Agreements”

Annex C—Support Agreement (General Atlantic)

Annex D—Support Agreement (Summit)

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Proposal 1: The Merger Proposal”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding EngageSmart—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the EngageSmart Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of EngageSmart’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(2)(i) Preliminary Proxy Statement of EngageSmart, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on November 20, 2023 and incorporated herein by reference).

(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v) Employee FAQs, dated October 23, 2023 (included in Schedule 14A filed on October  23, 2023 and incorporated herein by reference).

(a)(2)(vi) LinkedIn Post, dated October 23, 2023 (included in Schedule 14A filed on October  23, 2023 and incorporated herein by reference).

(a)(2)(vii) Email to Employees, dated October 23, 2023 (included in Schedule 14A filed on October 23, 2023 and incorporated herein by reference).

(a)(2)(viii) Message to SimplePractice Employees, dated October 27, 2023 (included in Schedule 14A filed on October 27, 2023 and incorporated herein by reference).

(a)(2)(ix) Current Report on Form 8-K, dated October 23, 2023 (included in Schedule 14A filed on October 23, 2023 and incorporated herein by reference).

(a)(2)(x) Current Report on Form 8-K, dated October 23, 2023 (included in Schedule 14A filed on October 23, 2023 and incorporated herein by reference).

(b)(i) Equity Commitment Letter, dated October  23, 2023, executed by Vista Equity Partners Fund VIII, L.P. and accepted and agreed to by Icefall Parent, LLC.

(c)(i) Opinion of Evercore Group L.L.C., dated October  23, 2023 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii) Discussion Materials of Evercore Group L.L.C. to the Special Committee, dated October  23, 2023.*

(c)(iii) Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated August  29, 2023.*

(c)(iv) Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated August  31, 2023.*

(c)(v) Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated September  5, 2023.

(c)(vi) Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated September  26, 2023.*

(c)(vii) Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated October  4, 2023.

(c)(viii) Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated October  20, 2023.*

(c)(ix) Discussion Materials of Evercore Group L.L.C. for the Special Committee, dated October  22, 2023.

(d)(i) Agreement and Plan of Merger, dated as of October 23, 2023, by and among the Company, Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii) Support Agreement, dated as of October 23, 2023, by and among Parent, the Company, General Atlantic (IC), L.P. and General Atlantic (IC) SPV, L.P. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(iii) Support Agreement, dated as of October 23, 2023, by and among Parent, the Company, Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P. (included as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(iv) Limited Guarantee, dated October 23, 2023, between Vista Equity Partners Fund VIII, L.P. and EngageSmart, Inc.

(f) Section 262 of the Delaware General Corporation Law.

107 Filing Fee Table.

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

ENGAGESMART, INC.

By:	/s/ Cassandra Hudson
Name: Cassandra Hudson
Title: Chief Financial Officer

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

ICEFALL PARENT, LLC

By:	/s/ Jeffrey Wilson
Name: Jeffrey Wilson
Title: Vice President

ICEFALL MERGER SUB, INC.

By:	/s/ Jeffrey Wilson
Name: Jeffrey Wilson
Title: Vice President

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

VISTA EQUITY PARTNERS FUND VIII, L.P.

By:	Vista Equity Partners Fund VIII GP, L.P.
Its:	General Partner

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA EQUITY PARTNERS FUND VIII-A, L.P.

By:	Vista Equity Partners Fund VIII GP, L.P.
Its:	General Partner

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA EQUITY PARTNERS FUND VIII-B, SCSp

By: Its:	Vista Equity Partners Fund VIII GP, L.P. General Partner

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith Title: Managing Member

[Signature Page to SC 13e-3]

VISTA EQUITY PARTNERS FUND VIII GP,
L.P.

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VEPF VII GP, LLC

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

/s/ Robert F. Smith
Robert F. Smith

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (Bermuda) GP LIMITED, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]

GENERAL ATLANTIC (IC), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (IC) SPV, L.P.

By:	GENERAL ATLANTIC (IC) (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC (IC), L.P., its sole member

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

[Signature Page to SC 13e-3]